Exhibit 4.6

ZP HOLDINGS, INC.

STOCK REPURCHASE OPTION AGREEMENT

(Peter Daddona)

This Stock Repurchase Option Agreement (this “Agreement”) dated as of May 15, 2012, is made by and between ZP Holdings, Inc., a Delaware corporation (the “Company”), and Peter Daddona (“Holder”).

WHEREAS, the Company and Holder have entered into that certain Restricted Stock Purchase Agreement dated as of January 26, 2012 (the “Purchase Agreement”), pursuant to which the Company sold to Holder, and Holder purchased from the Company, 1,250,000 shares of common stock, $0.0001 par value per share, of the Company (“Common Stock”);

WHEREAS, on April 25, 2012, the Company acquired Zosano Pharma, Inc., a Delaware corporation (“Zosano”), pursuant to the merger of ZP Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, with and into Zosano (the “Merger”);

WHEREAS, in connection with the Merger, the Company and Holder desire to enter into this Agreement, which will provide the Company an option to repurchase certain of the shares of Common Stock issued to Holder under the Purchase Agreement;

NOW, THEREFORE, in consideration of the premises and the covenants set forth herein, and for other good and valuable consideration, the parties hereby agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

Qualified Sale: The sale of all or substantially all of the assets or issued and outstanding capital stock of the Company or Zosano, or merger or consolidation involving the Company or Zosano in which stockholders of the Company or Zosano, respectively, immediately before such merger or consolidation do not own immediately after such merger or consolidation capital stock or other equity interests of the surviving corporation or entity representing more than fifty percent in voting power of capital stock or other equity interests of such surviving corporation or entity outstanding immediately after such merger or consolidation.

Service: Service as a consultant, employee, officer or director.

Shares: The shares of Common Stock issued to Holder under the Purchase Agreement and any other securities of the Company which may be issued in exchange for or in respect of such shares of Common Stock, whether by way of stock split, stock dividend, combination of shares, reclassification, recapitalization, reorganization or any other means.

Restricted Shares: Any Shares that are not Released Shares.

Released: Released from the Company’s Repurchase Option (as defined in Section 2(a)).

Released Shares: Any Shares that have Released in accordance with Section 2(b).

2. Repurchase of Restricted Shares.

(a) Repurchase Option.

(i) In the event of the voluntary termination by Holder of Holder’s Service with the Company and Zosano, or in the event of the termination by the Company or Zosano for Cause (as defined in that certain employment letter agreement dated May 11, 2012 by and among Holder, Zosano and the Company) of Holder’s Service with the Company and Zosano, the Company shall upon the effective date of such termination (the “Termination Date”) have an irrevocable, exclusive option (the “Repurchase Option”) for a period of 90 days from such date to repurchase all or any portion of the Restricted Shares at a repurchase price of $0.0001 per share, appropriately adjusted in the event of a stock dividend, stock split, recapitalization, combination of shares or similar event occurring subsequent to the date of this Agreement.

(ii) Unless the Company notifies Holder within 90 days after the Termination Date that it does not intend to exercise its Repurchase Option with respect to some or all of the Restricted Shares, the Repurchase Option shall be deemed automatically exercised by the Company as of the 90th day following the Termination Date, provided, however, that the Company may notify Holder that it is exercising its Repurchase Option as of a date prior to such 90th day. Unless Holder is otherwise notified by the Company pursuant to the preceding sentence that the Company does not intend to exercise its Repurchase Option as to some or all of the Restricted Shares to which it applies on the Termination Date, execution of this Agreement by Holder constitutes written notice to Holder of the Company’s intention to exercise its Repurchase Option with respect to all Restricted Shares to which such Repurchase Option applies. The Company, at its choice, may satisfy its payment obligation to Holder with respect to exercise of the Repurchase Option by any of (1) delivering a check to Holder in the amount of the purchase price for the Restricted Shares being repurchased, (2) in the event Holder is indebted to the Company, canceling an amount of such indebtedness equal to the purchase price for the Restricted Shares being repurchased and (3) by a combination of (1) and (2) so that the combined payment and cancellation of indebtedness equals such purchase price. The Company shall use good faith efforts to satisfy its payment obligation to Holder within 15 days after Company’s notice of exercise of the Repurchase Option (or deemed exercise), and that if such payment is not effective within such 15 days from such date, the amount of the Company’s unsatisfied payment obligation shall bear interest at a rate of nine percent (9%) per annum until the Company has satisfied its payment obligation under this Section 2(a)(ii). In the event of any exercise (or deemed automatic exercise) of the Repurchase Option pursuant to this Section 2(a)(ii) at such time as Holder is indebted to the Company, the portion of such indebtedness equal to the purchase price of the Restricted Shares being repurchased shall be deemed automatically canceled as of the date of Company’s notice of exercise of the Repurchase Option (or deemed exercise). As a result of any repurchase of Restricted Shares pursuant to this Section 2(a), the Company shall become the legal and beneficial owner of the Restricted Shares being repurchased and shall have all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name the number of Restricted Shares being repurchased by the Company, without further action by Holder.

(b) Release from Repurchase Option.

(i) The Shares are or will become Released as follows: 1/3rd of the Shares shall be deemed Released on the date hereof; and an additional 2/9th of the total Shares shall Release on each anniversary of the effective date of the Purchase Agreement, so that the Shares shall be fully Released on the third anniversary of such date.

(ii) Notwithstanding Section 2(b)(i), all Shares shall be deemed to have Released immediately prior to the consummation of a Qualified Sale.

(iii) Notwithstanding Section 2(b)(i), if the Company notifies the Holder within 90 days after the Termination Date that it does not intend to exercise its Repurchase Option with respect to some or all of the Restricted Shares, all Restricted Shares with respect to which the Company is not exercising its Repurchase Option shall be deemed to have Released on the date of such notice.

(iv) All Release of Shares pursuant to this Agreement shall be conditioned upon Holder’s continuing Service with the Company and/or Zosano from the date hereof through such Release date.

3. Restrictions on Transfer. Except for purchases of Restricted Shares by the Company as contemplated by Section 2, no Restricted Shares nor any interest therein may be Transferred (as defined in the Purchase Agreement).

4. Custody of Certificates; Legend. In order to facilitate the exercise of the Repurchase Option, the Company or its counsel shall hold all certificates representing Restricted Shares, together with an adequate number of undated and otherwise blank stock powers executed by Holder. The Company shall have the right to cause transfers of Restricted Shares to be effected pursuant to Section 4 of the Purchase Agreement. After any Shares become Released Shares, the Company shall, upon request of Holder, deliver to Holder a certificate or certificates representing such Released Shares. Each certificate representing Restricted Shares shall prominently bear a legend in substantially the following form:

“The securities represented by this certificate are subject to restrictions on transfer and repurchase rights pursuant to the terms of a Stock Repurchase Option Agreement, as amended from time to time, between the owner of this certificate and the Corporation. The Corporation will furnish a copy of this agreement to the holder hereof without charge upon written request.”

5. Miscellaneous.

(a) Entire Agreement. This Agreement and the Purchase Agreement constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede all prior agreements, negotiations, representations and proposals, written or oral, relating to such subject matter.

(b) Amendments. Neither this Agreement nor any provision hereof may be changed or modified except by an agreement in writing executed by Holder and on behalf of the Company.

(c) Binding Effect of the Agreement. This Agreement shall inure to the benefit of, and be binding upon, the Company, Holder and their respective estates, heirs, executors, transferees, successors, assigns and legal representatives.

(d) Provisions Severable. In the event that any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and all other provisions shall remain in full force and effect. If any of the provisions of this Agreement is held to be excessively broad, it shall be reformed and construed by limiting and reducing it so as to be enforceable to the maximum extent permitted by law.

(e) Notices. All notices under this Agreement shall be effective (i) upon personal or facsimile delivery, (ii) two business days after deposit in the United States mail as registered or certified mail postage fully prepaid, or (iii) one business day after pickup by any overnight commercial courier service, in each case sent or addressed to the Company at its principal office or to Holder at his record address as carried in the stock records of the Company, as the case may be, or at such other address as either may from time to time designate in writing to the other.

(f) Construction. A reference to a Section shall mean a Section of this Agreement unless otherwise expressly stated. The titles and headings herein are for reference purposes only and shall not in any manner limit the construction of this Agreement which shall be considered as a whole. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice-versa.

(g) No Employment or Service Agreement. This Agreement shall not be construed as an agreement by the Company to employ or engage Holder, nor is the Company obligated to employ or engage Holder by reason of this Agreement or the issuance of the Shares to Holder.

(h) Section 83(b) Election. Holder will furnish to the Company a copy of any election made by Holder under Section 83(b) of the Internal Revenue Code of 1986, as amended, with respect to the Shares.

(i) Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to its principles of conflicts of laws. Holder consents to jurisdiction and venue in any state or federal court in the State of Delaware for the purposes of any action relating to or arising out of this Agreement or any breach or alleged breach hereof, and to service of process in any such action by certified or registered mail, return receipt requested.

(j) Disposition of Shares; Purchase by Nominee or Designee. Any Shares that the Company elects to purchase hereunder may be disposed of by it in such manner as it deems appropriate with or without restrictions on the transfer thereof, and the Company may require their transfer to a nominee or designee as part of any purchase of Shares from Holder.

(k) Counterparts. This Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Stock Repurchase Option Agreement as of the date first above written.

ZP HOLDINGS, INC.

By:	/s/ Vikram Lamba
	Name:	Vikram Lamba
	Title:	President and Chief Executive Officer

HOLDER:

/s/ Peter Daddona
Peter Daddona

— Signature Page to ZP Holdings, Inc. Stock Repurchase Option Agreement —